Part II, Item 2(a):

Any Affiliate of BCI may send orders to BCI or route orders to Barclays' order router and algorithms. Barclays' order router or algorithms may route the order, or part of the order, into LX. Affiliates do not have the ability to enter orders utilizing a direct connection into LX. Affiliates that enter orders into LX are Barclays Bank plc ("BBplc"), a foreign banking entity authorized by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority; Barclays Bank Ireland PLC ("BBI"), a foreign credit institution regulated by the Central Bank of Ireland; Barclays Capital Securities Limited ("BCSL"), a foreign Broker-Dealer authorized by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority; Barclays Capital Canada Inc. ("BCCI"), a foreign Broker-Dealer registered in Canada; Barclays Capital Derivatives Funding LLC ("BCDF"), a principal trading firm utilized primarily for hedging purposes. BBplc, BCSL, BBI and BCCI have the ability to route orders as principal, agent, or riskless principal to Barclays' order router and algorithms. BCDF routes orders only as principal to Barclays' order router and algorithms. The Barclays group of entities includes a number of special purpose vehicles. Most such entities have been formed in connection with specific structured derivative transactions. No such entities are engaged in client-facing business nor were any such entities formed for the purpose of transacting in LX. Some special purpose vehicles may transact in equity securities acting as principal for their own account, for example to hedge the structured transaction for which they were formed. Such orders are processed by BCI as agent and may utilize Barclays' order router or algorithms. Consequently, orders from such special purpose vehicles may be routed to LX by operation of the order router as further described in Part III, Item 5. The frequency with which any such entity transacts depends on the features of the transaction structure for which they were formed. Barclays Affiliates do not receive preferential treatment in LX. All of the Affiliates described above are categorized as Barclays Trading Desks for purposes of Subscriber Type segmentation, as described in Part III, Item 13, and consequently fall into Tier 2 for purposes of execution priority, as described in Part III, Item 11(c). Irrespective of the capacity in which the relevant Affiliate is acting, LX receives all orders from Affiliates as agency orders of BCI under the MPID "LEHM".

Part II, Item 7(a):

GENERAL BACKGROUND AND SCOPE OF SUBSCRIBER CONFIDENTIAL TRADING INFORMATION. The LX matching engine and associated gateways on the Ocean technology platform are on separate hardware from other systems hosted and/or operated by Ocean and gateways for LX hosted on Barclays' technology platform run on standalone hardware (i.e., server) that is not shared with any other Barclays trading venue (such as BARX Book, Barclays' single dealer platform) or other trading system (such as order management and trade capture systems). The hardware for LX on the Barclays technology platform is housed in the same data center as other Barclays systems; Ocean's technology platform is housed in a different data center from Barclays' systems. All orders bound for LX, whether through the Barclays smart order router, the router component of Barclays' algorithms, or direct connection to LX, pass through the LX gateways hosted on Barclays' technology platform as the access point to LX; Barclays then sends orders in those symbols to OCEAN. Barclays maintains physical restrictions, policies and procedures designed to safeguard the confidential trading information of Subscribers. Barclays considers Subscribers' identities, information relating to live orders, trading interests and executions in LX and post-execution information that Barclays reasonably believes contains evidence of a Subscriber's contemporaneous interests in the same or additional live orders and trading interests in LX (as well as data or analytics related to such post-execution information) to be confidential trading information. The foregoing notwithstanding, Barclays does not consider post-execution information to include information made public under reporting or regulation (e.g., information that is reported to the consolidated tape pursuant to FINRA trade reporting requirements), or information of an aggregated and anonymized nature (e.g., aggregated and anonymous execution statistics of the type reported on Barclays website (as described in Part III, Item 26) and the information disclosed as described in Part II, Item 7(b) below) to be confidential trading information. Barclays also does not consider any post-execution information when used by its finance, settlements, operations and middle office personnel in the ordinary course of their job functions to be confidential trading information. Barclays administers the ability to monitor client electronic trading flow through permission-based systems. BARCLAYS PERSONNEL WITH ACCESS TO SUBSCRIBER CONFIDENTIAL TRADING INFORMATION. Barclays does not have any personnel solely responsible for LX. The shared personnel described in response to Part II, Item 6(a) are the only Barclays personnel who have access to Subscriber confidential trading information. Barclays prohibits those personnel from sharing any Subscriber confidential trading information with persons not authorized to receive such information by policy. Violations of such policies are punishable under Barclays Compliance breach process and/or by dismissal from the firm. Barclays does not provide Subscriber confidential trading information to Barclays' business units or to Barclays' clients in furtherance of Barclays' principal trading activities. OCEAN PERSONNEL WITH ACCESS TO SUBSCRIBER CONFIDENTIAL TRADING INFORMATION. Certain Ocean and Nasdaq employees have access to Subscriber confidential trading information. Such employees include Ocean and Nasdaq staff from Compliance, Operations, Technology Development (including trading and surrounding systems), Product Management, and Business Management. OCEAN's policies and procedures (i) restrict which employees have access to Subscriber Confidential Trading Information, and (ii) implement information barriers that prohibit employees with Subscriber Confidential Trading Information from sharing such information in an unauthorized fashion, as well as (iii) impose personal trading limitations. The confidential trading information consists of information regarding individual orders and executions, names of Subscribers, and volume of orders in LX. Ocean's policies and procedures employ a three-pronged approach to permission access to LX. ~~First, an employee must complete compliance training specific to the Ocean business unit. Second, an Ocean employee must request, and Ocean Compliance must approve, access to each specific system based on the employee's designated role and responsibilities. Third, once approved, the Ocean employee must complete Ocean's annual Compliance training.~~ First, an Ocean employee's manager must request, and Ocean Compliance and Legal must approve, access to each specific system based on the manager's request and the employee's designated role and responsibilities. Second, an employee must complete compliance training specific to the Ocean business unit before a technical operations manager will activate an employee's access rights. Third, all approved systems access persons must complete Ocean's annual Compliance training, every year. Ocean employees that have access to confidential trading information are subject to Ocean's "Information Barriers and Conflict Management Policies and Procedures. " Pursuant to these procedures, Ocean employees are prohibited from sharing Subscriber Confidential Trading Information with other employees (including at Nasdaq) who are not expressly authorized to receive such information. All Ocean employees are subject to Nasdaq's Global Trading Policy ("GTP"), which outlines all requirements and restrictions related to personal trading activity including holding periods, annual attestations, IPO restrictions and a prohibited list. Ocean employees are required to disclose personal investment and brokerage accounts, positions, and transactions. Nasdaq's Global Ethics Team monitors personal trade activities against the GTP. Ocean also conducts electronic communications reviews to identify policy violations including non-compliance with the above referenced policies and procedures. In addition to the foregoing, Ocean maintains written policies and procedures concerning unauthorized disclosures, which include escalation procedures for such incidents. Ocean is also obligated to notify BCI of any actual or suspected unauthorized access to confidential information, which includes Subscriber confidential trading information, in a timely manner. BCI has the right to audit Ocean's operation of LX, including Ocean's access to and use of Subscriber confidential trading information either through audits conducted by BCI's own audit team or by third-party auditors. Such audits may be conducted onsite or offsite. OTHER THIRD PARTY VENDOR ACCESS TO SUBSCRIBER CONFIDENTIAL TRADING INFORMATION. Barclays may, as needed for diagnostic and analytical purposes, provide Subscriber confidential trading information to third party vendors who provide services to LX and are subject to contractual non-disclosure obligations. An example of this is a vendor who has developed software designed to report on latency within LX. SYSTEMS WITH ACCESS TO SUBSCRIBER CONFIDENTIAL TRADING INFORMATION. LX provides information to Barclays' order router and the order router component of Barclays' algorithms on a real time basis about Firm Orders (as described in Part III, Item 9(a)) posted to the LX order book. The order router and the order router component of Barclays' algorithms use the Firm Order information from LX solely to decide whether to route an order to LX. The information provided to the order router and the order router component of Barclays' algorithms contains aggregated buy and sell interest per symbol pegged to the current National Best Bid Offer ("NBBO"). LX does not provide any information to Barclays' order router or the order router component of Barclays' algorithms about Conditional Orders (as described in Part III, Item 9(a)). Barclays order router and Barclays' algorithms do, however, receive enhanced information about Conditional Invitations. In addition to the price, side and symbol of a potential match, which information is included in a Conditional Invitation message (as described in Part III, Item 9 above), the order router and Barclays' algorithms are informed of the size of the match (which is the smaller of the Conditional Order size and the potential contra side order size). LX does not provide client-specific information to the order router or the order router component of Barclays' algorithms. The order router and the order router component of Barclays' algorithms do not share any information they receive from LX with any other Barclays trading venue (such as

BARX Book, Barclays' single dealer platform), trading system (such as order management and trade capture systems), desk or any third-party (other than personnel who require access to perform maintenance or to address technological, legal or compliance issues that may arise with LX or the router or the order router component of Barclays' algorithms). In addition, because Subscribers can direct Firm Orders or Conditional Orders s to the ATS through the order router and because the order router and/or the router component of Barclays' algorithms may decide to route Firm Orders or Conditional Orders to LX, the order router and/or the router component of Barclays' algorithms have information about these Firm Orders or Conditional Orders that are bound for LX. With respect to both Firm Orders and Conditional Orders routed to LX through or by the order router or the order component of Barclays algorithms, the order router and/or the router component of Barclays' algorithms, as the case may be, will have information relating to the identity of the Subscriber submitting the order, as well as the price, side, symbol, order type, whether the order is Conditional Eligible, and the order attributes and parameters described in Part III, Item 7. In addition, with respect to Conditional Orders and Firm-up Orders (as described in Part III, Item 9) routed to LX through or by the order router or the order component of Barclays algorithms, the order router and/or the router component of Barclays' algorithms, as the case may be, will have information relating to the additional features of those order types described in Part III, Item 9. The order router and the order router component of Barclays' algorithms do not generate indications of interest based on information from LX. Subscribers can opt out of having their Posted Order information included in the aggregated information provided to the order router and the order router component of Barclays' algorithms by contacting their Equities sales coverage, requesting such restriction through Barclays' online SPECS tool, or by emailing the Barclays Service Desk at LXService@barclays.com. Additionally, the order and execution management systems (including Barclays' algorithms and order router) used by Barclays' Electronic Trading Department and Equities Sales and Trading personnel described in response to Part II, Item 6(a) can transmit Subscribers' confidential trading information to the extent orders handled by any such person are routed to the ATS. These systems communicate information to Sales and Trading personnel that identifies the Trading Centers to which their clients' orders were routed and/or executed, including LX. All Subscriber orders entering LX pass through the FIX interface. Barclays maintains multiple databases containing historical trading information, including information relating to transactions executed in LX. The Electronic Trading Department and Equities Sales may use this information to run queries and generate reports as described above. Legal, Compliance or other control functions may use this information to investigate historic trading activity or to respond to regulatory requests. Barclays employs various tools for real-time monitoring of LX. The Service Desk and RTB use these applications to research Subscriber's orders and executions and monitor the health of LX. SAFEGUARDING AND OVERSEEING SUBSCRIBER TRADING INFORMATION. Barclays restricts access to systems containing Subscriber confidential trading information by policies and procedures. These policies and procedures apply across all entities in the Barclays group. Access to LX, other relevant Barclays' systems and Subscriber trading information requires permissioned log-ons and/or physical access. Permissions are handled through Barclays' Request system or by way of separate supervisory and

Compliance and/or Legal approval. Permissions logged in the Request system require supervisory and Compliance approval. In reviewing such access requests, a Supervisor considers factors including the person's current role and whether the person performs a function related to LX. A person's request will be denied if it is deemed unnecessary or inappropriate. Supervisors review all permissions logged in the Request system annually as part of Barclays' One Cert review process. Because of this certification process, permissions will be cut off if access is no longer required or appropriate. Additionally, Barclays ~~automatically~~ removes systems access as part of its Joiner/Mover/Leaver processes should a relevant person leave Barclays or change roles within the firm to a job function for which such access is unnecessary or inappropriate. SEPARATION. Barclays has information barriers to separate personnel and systems with access to Subscriber confidential trading information from those not permitted to access such information. Barclays also relies on information barriers to separate personnel and systems with access to different types of Subscriber confidential trading information. The Electronic Trading Department is situated in a different area on the Equities Trading floor from Equities Sales and Trading. The BTB and RTB Technology teams that service LX are situated in a different area on the Equities Trading Floor from Equities Sales and Trading. QPS is on a different floor from the Electronic Trading Department and the BTB and RTB Technology teams that service LX. FIRM-WIDE CONFIDENTIAL INFORMATION RESTRICTIONS. Barclays subjects all personnel to firm-wide policies restricting the use and disclosure of confidential information, including confidential information relating to information of Subscribers to LX. Additionally, Barclays' policies and procedures prohibit trading on material non-public information. Employees with access to Subscriber confidential trading information (as identified in Part II, Item 6) are provided additional training regarding the sensitivity of such information and limitations on permitted use. PERSONAL TRADING RESTRICTIONS. All Barclays' personnel are subject to firm-wide policies that control the trading of a person's account. Personnel are required to disclose all personal trading accounts, managed accounts and private investments held by themselves and their Connected Persons (e.g., spouse, domestic partner, children, etc.). The policy also requires personnel and their Connected Persons to disclose and receive prior approval for personal investments to prevent conflicts of interest and/or the misuse of material non-public information and non-public information. Additionally, Barclays' policy empowers it to suspend, restrict or rescind the ability of any Barclays personnel to conduct personal investment activity for failure to comply with the policy. The policy also requires specific holding periods for certain types of securities held by personnel. A failure to comply with such policies may result in discipline, including but not limited to a Compliance breach. Barclays monitors compliance with such policy using reports that incorporate trading information received in connection with the approved accounts of Barclays personnel.

Part III, Item 19(a):
Barclays does not charge LX Subscribers access fees. Barclays may charge Subscribers a commission for transactions executed in LX. Commissions for trading in LX are negotiated on a client-by-client basis and may differ depending on the

means of accessing the ATS. Commissions are not standardized among Subscribers or for any specific offering. The range of commissions charged to Subscribers who access the ATS through a direct connection to the NMS Stock ATS are between $0.00 and $0.0525 per share. Note, the above represents the range that clients typically pay in commissions, and can be changed upon request and acceptance between Barclays and the client on a one-off or continuing basis. Some of the factors on which a commission rate could depend include, but are not limited to, the amount of trading the specific client executes with Barclays, characteristics of the client's orders (for example number of symbols traded, average order size, amount of price improvement, adding or removing liquidity), and the specific services Barclays offers to the client relationship as a whole (for example, provision of research, prime brokerage financing or capital introduction). Barclays does not charge its own internal trading desks commissions when accessing LX for principal orders. As Barclays is identified as the CAT Executing Broker on both sides of every transaction on LX, CAT fees which FINRA assesses to buyers and sellers are charged only to Barclays for transactions occurring in LX. For those Subscribers who access LX through a direct connection, Barclays passes through to the Subscriber the CAT fees associated with their activity on the venue.

Part III, Item 19(b):

Subscribers that access LX through Barclays' algorithms, order router or through Barclays Sales or Trading personnel may pay a commission whether their order is executed in LX or on another Trading Center. Commissions are negotiated on a client-by-client basis. Commissions are not standardized across clients and may vary depending on the means by which LX or other Trading Centers are accessed. The range of commissions charged to Subscribers who access the ATS through Barclays algorithms, order router or Barclays Sales or Trading personnel are between $0.00 and $0.20 per share. Note, the above represents the range that clients typically pay in commissions, and can be changed upon request and acceptance between Barclays and the client on a one-off or continuing basis. Commission rates are bundled commissions for all services BCI offers its client, including the use of the algorithms, order router or utilization of the sales and trading teams. These fees may also include such full service investment banking offerings as the ability to access research, corporate access or similar services that Investment Banks offer. Some of the factors on which a commission rate could depend include, but are not limited to, the amount of trading the specific client executes with Barclays, the characteristics of the client's orders (for example number of symbols traded, average order size, amount of price improvement, adding or removing liquidity), and the specific services Barclays offers to the client relationship as a whole (for example, provision of research, prime brokerage financing or capital introduction). Barclays does not charge its own internal trading desks commissions when accessing LX for principal orders. As Barclays is identified as the CAT Executing Broker on both sides of every transaction on LX, CAT fees which FINRA assesses to buyers and sellers are charged only to Barclays for transactions occurring in LX. For those Subscribers who access LX through Barclays' algorithms, order router, or Barclays

Sales and trading personnel and which have a cost-plus relationship with Barclays, Barclays passes through to the Subscriber the CAT fees associated with their activity on the venue.

BD - DIRECT OWNERS/EXECUTIVE OFFICERS

Are there any indirect owners of the *applicant* required to be reported on Schedule B?

◉ Yes ○ No

Ownership Codes:			
	NA - less than 5%	**B** - 10% but less than 25%	**D** - 50% but less than 75%
	A - 5% but less than 10%	**C** - 25% but less than 50%	**E** - 75% or more

Full Legal Name	*DE/FE/I*	*Title or Status*	*Date Acquired*	*Own. Code*	*Control Person*	*PR*	*CRD #(or S.S.No., IRS Tax #, Emp. ID)*
ABREU, JULIAN JAVIER	*I*	*ROSFP - PRIME SERVICES*	*03/2019*	*NA*	*N*	*N*	*5160018*
BANCONE, ANTHONY	*I*	*ROSFP - DISTRIBUTION*	*08/2013*	*NA*	*N*	*N*	*1790892*
BARCLAYS GROUP US INC.	*DE*	*OWNS BARCLAYS CAPITAL INC.*	*12/1999*	*E*	*Y*	*N*	*13-3249618*
WESTWOOD, JAI	*I*	*CHIEF OPERATIONS OFFICER*	*08/2024*	*NA*	*Y*	*N*	*4611538*
JAISING, RAHUL	*I*	*ROSFP - PRIME SERVICES*	*08/2013*	*NA*	*N*	*N*	*4754959*
MOGAVERO, ANDREW MICHAEL	*I*	*CHIEF EXECUTIVE OFFICER*	*05/2024*	*NA*	*Y*	*N*	*3247485*
MATHIS, CAROL PEDERSEN	*I*	*CHIEF FINANCIAL OFFICER*	*12/2020*	*NA*	*N*	*N*	*4322657*
~~*MELI, JEFFREY ANTHONY*~~	*I*	*HEAD OF RESEARCH*	~~*07/2015*~~ *10/2024*	*NA*	*N*	*N*	~~*4477654*~~ *4569545*

ROGOFF, BRADLEY WAYNE							
O'CONNOR, CLAIRE SCHOLZ	*I*	*BOARD DIRECTOR*	*09/2018*	*NA*	*Y*	*N*	*1907247*
SHALA, LUAN	*I*	*BOARD DIRECTOR*	*05/2021*	*NA*	*Y*	*N*	*4543214*
SMITH, JULIETTE SARA	*I*	*CHIEF LEGAL OFFICER*	*02/2021*	*NA*	*N*	*N*	*5696210*
ZACHARIA, ZACHARIA	*I*	*CHIEF COMPLIANCE OFFICER*	*05/2019*	*NA*	*N*	*N*	*2440444*